Exhibit 3.1

CERTIFICATE OF AMENDMENT
OF
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
CERES, INC.

Ceres, Inc. (the “ Corporation ”) was incorporated under and by virtue of the General Corporation Law of the State of Delaware on March 29, 1996.

The Corporation DOES HEREBY CERTIFY:

FIRST:  The name of the Corporation is Ceres, Inc. This Certificate of Amendment amends the Amended and Restated Certificate of Incorporation filed on February 27, 2012, and was duly adopted in accordance with the provisions of Section 242 of the Delaware General Corporation Law.

SECOND:  That Article IV of the Amended and Restated Certificate of Incorporation is hereby amended by deleting the existing Section 1 and replacing it in its entirety with the following:

“ Section 1. Authorized Stock.   The aggregate number of shares of capital stock which the Corporation shall have authority to issue is Two Hundred Fifty Million (250,000,000), of which (i) Two Hundred Forty Million (240,000,000) shares shall be designated as common stock, par value $0.01 per share, and (ii) Ten Million (10,000,000) shares shall be designated as preferred stock, par value $0.01 per share (the “ Preferred Stock ”). Effective as of 4:30 p.m. Eastern Standard Time on the date of the filing of this Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Corporation (the “ Effective Time ”), a one-for-8 reverse stock split of the Corporation’s common stock shall become effective, pursuant to which each eight shares of common stock, par value $.01 per share, issued and outstanding or held as treasury shares at the Effective Time (hereinafter called “ Old Common Stock ”), shall be reclassified and combined into one share of common stock, par value $.01 per share (hereinafter called “ Common Stock ”), automatically and without any action by the holder thereof, subject to the treatment of fractional shares, shall represent one share of Common Stock from and after the Effective Time. (1) No fractional shares of Common Stock shall be issued as a result of such reclassification and combination. In lieu of any fractional shares to which any holder of Common Stock would otherwise be entitled, the Corporation's transfer agent shall aggregate all fractional shares and sell them as soon as practicable after the Effective Time at the then prevailing prices on the open market, on behalf of those stockholders who would otherwise be entitled to receive a fractional share. After the transfer agent's completion of such sale, stockholders shall receive a cash payment from the transfer agent in an amount equal to their respective pro rata shares of the total net proceeds of that sale. Each stock certificate that, immediately prior to the Effective Time, represented shares of Old Common Stock shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of shares of Common Stock into which the shares of Old Common Stock represented by such certificate shall have been reclassified and combined.

The Corporation’s authorized shares of Common Stock, each having a par value of $0.01 per share, shall not be changed.

THIRD:  This Certificate of Amendment to the Amended and Restated Certificate of Incorporation has been duly adopted by the Board of Directors and stockholders of the Corporation in accordance with Section 242 of the Delaware General Corporation Law.

IN WITNESS WHEREOF, the undersigned hereby signs this Certificate of Amendment of the Amended and Restated Certificate of Incorporation on this 8th day of April 2015.

CERES, INC.

By:	/s/ Richard W. Hamilton Name: Richard W. Hamilton, Ph.D. Title: President and Chief Executive Officer

By:	/s/ Wilfriede van Assche Name: Wilfriede van Assche Title: Secretary